Teva Provides Update on API China Manufacturing Facility

On April 10, 2017, Teva Pharmaceutical Industries Ltd. (the “Company”) received a Warning Letter from the U.S. Food and Drug Administration (FDA). The Warning Letter is connected with a routine FDA current Good Manufacturing Practices (cGMP) inspection of the Company’s API manufacturing facility in China, which was conducted September 26-29, 2016. The letter cites concerns with manufacturing control and sampling processes.  Teva is already in the process of undertaking corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns. Communication with the FDA is ongoing. Teva will respond to the Warning Letter by May 1, 2017.